UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 240.13d-2(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

(Amendment No. 1)*

Formula Systems (1985) Ltd.
(Name of Issuer)

Ordinary Shares, NIS 1.00 per share
(Title of class of securities)

346414-10-5
(CUSIP number)

Gabriela Żukowicz

Asseco Poland S.A.

Olchowa 14

35-322 Rzeszow, Poland

+48 17 888 55 55

with a copy to:

Mike Rimon, Adv.

c/o Meitar Liquornik Geva Leshem Tal

16 Abba Hillel Road

Ramat Gan, 5250608 Israel

(Name, address and telephone number of person authorized to receive notices and communications)

August 3, 2017
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 7 Pages)

CUSIP No. 346414-10-5	13D	Page 2

1.	NAME OF REPORTING PERSON: Asseco Poland S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Poland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,466,997
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,466,997
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,466,997
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.3% (see Item 5) (1)
14.	TYPE OF REPORTING PERSON: CO

(1)	The percentage ownership reported herein is based on 14,728,782 ordinary shares of the Issuer that are outstanding, based on information contained in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the SEC on May 16, 2017, which information has been confirmed by the Issuer to the Reporting Person as still accurate.

Item 1.	Security and Issuer.

This Amendment No. 1 (this “Amendment”) to the Statement of Beneficial Ownership on Schedule 13D filed on December 6, 2010 (the “Statement”) relates to the ordinary shares, par value 1.00 New Israeli Shekels (“NIS”) per share (“Ordinary Shares”), of Formula Systems (1985) Ltd., an Israeli corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 5 HaPlada Street, Or Yehuda 6021805, Israel. Capitalized terms used herein that are not otherwise defined shall have the respective meanings assigned thereto in the Statement.

This Amendment is being filed by Asseco (as defined in Item 2 below) to report a reduction in the beneficial ownership of Asseco by more than one percent relative to the 6,823,602 Ordinary Shares that had been held by it as reported in the Statement. This overall decrease in Asseco’s beneficial ownership is attributable to sales by Asseco of an aggregate of 2,356,605 Ordinary Shares on August 3, 2017. See paragraph (c) of Item 5, and Item 6, below for further details.

Also since the filing of the Statement, Asseco had been granted voting power with respect to 260,040 Ordinary Shares owned by the Issuer’s Chief Executive Officer, Mr. Guy Bernstein (the “Issuer CEO”) (which Ordinary Shares are deposited with a trustee), pursuant to an irrevocable proxy that was granted and renewed on an annual basis, most recently on November 3, 2016 (the “CEO Proxy”). The CEO Proxy has been subsequently canceled, however, in connection with Asseco’s sale of the 2,356,605 Ordinary Shares, as described in the previous paragraph. Please see Item 6 of this Amendment below for more details concerning the CEO Proxy.

Item 2.	Identity and Background.

This Amendment is being filed by Asseco Poland S.A. (“Asseco”), sometimes referred to herein as the “Reporting Person.”

Asseco is a Polish joint-stock company. The principal business of Asseco is software production and development. The principal business and office address of Asseco is Olchowa 14, 35-322 Rzeszow, Poland. The names, business addresses, present principal occupation or employment and citizenship of the directors and executive officers of Asseco are set forth in the attached Schedule A, which is incorporated herein by reference.

During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the directors and executive officers of the Reporting Person, (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibited or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

No funds were expended by the Reporting Person for the transactions described in this Amendment, which consisted solely of (i) sales of Ordinary Shares by Asseco, and (ii) the grant to Asseco, and termination of, the CEO Proxy (which CEO Proxy was granted and terminated in connection with Asseco’s acquisition, and disposition, respectively, of a portion of its shareholdings in the Issuer).

Item 4.	Purpose of Transaction.

As described in the Statement, the Ordinary Shares purchased by the Reporting Person were purchased as a strategic investment in the Issuer and its subsidiaries and affiliate companies engaged in the IT solutions and services business, with the intent of expanding the Reporting Person’s product offering and market reach. The sales of Ordinary Shares by Asseco that are reported in this Amendment do not imply a change in this approach. Despite the reduction in its holdings, Asseco still holds a significant stake in the Issuer’s share capital.

Asseco intends to continue to assess its investment in the Issuer from time to time on the basis of various factors, including, without limitation, the Issuer’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities. Depending upon the foregoing factors or any other factors deemed relevant by Asseco, it may acquire additional Ordinary Shares or other Issuer securities and/or financial instruments, or dispose of all or part of the Ordinary Shares, in open market transactions, privately negotiated transactions or otherwise.  Any acquisition or disposition may be effected by Asseco at any time without prior notice.

As noted in the Statement, Asseco affirms herein once again that its representatives may engage in communications from time to time with one or more shareholders, officers or directors of the Issuer regarding the Issuer’s operating performance, strategic direction or other matters that, if effected, could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth above, neither the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers, has any present plan or proposal which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interests in the Securities of the Purchaser.

(a) and (b)  The responses of the Reporting Person to Rows (7) through (13) of the cover pages of this Amendment are incorporated herein by reference. As of the date of this Amendment, Asseco is the direct holder and beneficial owner (with direct voting and dispositive power) of 4,466,997 Ordinary Shares, representing approximately 30.3% of the Issuer’s outstanding Ordinary Shares (which percentage is based on 14,728,782 Ordinary Shares issued and outstanding, which outstanding share information was reported in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the SEC on May 16, 2017, and has been confirmed by the Issuer to the Reporting Person as still accurate).

Except as described in the first paragraph of this Item 5, as of the date of this Amendment, neither the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers, beneficially owns any of the Issuer’s Ordinary Shares or presently has the power to vote or direct the vote or to dispose or direct the disposition of any Ordinary Shares.

(c)  On August, 3, 2017, Asseco entered into privately negotiated sales transactions with Israeli institutional investors for the sale of an aggregate of 2,356,605 Ordinary Shares at a price of NIS 124.14 per share (or $34.59 per share, based on the representative exchange rate of NIS 3.589 = US $1.00 reported by the Bank of Israel as of August 3, 2017). In connection with the consummation of Asseco’s sale of those 2,356,605 Ordinary Shares, the CEO Proxy was terminated by Asseco and the Issuer CEO.

Except for the foregoing transactions, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any of its directors or executive officers, has effected any transaction in the Ordinary Shares of the Issuer during the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with Asseco’s sale of an aggregate of 2,356,605 Ordinary Shares to Israeli institutional investors on August 3, 2017, as described in paragraph (c) of Item 5 of this Amendment, the Issuer CEO and Asseco have terminated the CEO Proxy. The CEO Proxy had authorized the representatives of the Reporting Person to: (i) represent the Issuer CEO and vote in his name at any and all general, special or class meetings of the shareholders of the Issuer, however called, in respect of 260,040 Ordinary Shares held by a trustee in the name of the Issuer CEO; (ii) sign and execute on the Issuer CEO’s behalf any written resolutions of the shareholders of the Issuer, or any class, thereof, in respect of the foregoing 260,040 Ordinary Shares; (iii) exercise or fail to exercise, in the proxyholder’s sole and absolute discretion, any rights or obligations attached to those 260,040 Ordinary Shares held in trust for the Issuer CEO, and (iv) sign on the Issuer CEO’s behalf any document or instrument relating to such rights or obligations.

Other than as described elsewhere in this Item 6 or in this Amendment, the Reporting Person has no contracts, arrangements, understandings or relationships relating to the Issuer’s Ordinary Shares that are required to be described hereunder.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2017

Asseco Poland S.A.

	By:	/s/ Adam Góral
	Name:	Adam Góral
	Title:	President of Management Board

Schedule A

Directors and Executive Officers of Asseco Poland S.A.

The name, business address, present principal occupation or employment and citizenship of the directors and executive officers of Asseco Poland S.A. are set forth below.  The business address of each such director and executive officer is Olchowa 14, 35-322 Rzeszow, Poland.

Name and Position	Principal Occupation or Employment	Citizenship
Adam Góral	President of Management Board	Polish
Przemysław Borzestowski	Vice President of Management Board	Polish
Tadeusz Dyrga	Vice President of Management Board	Polish
Rafał Kozłowski	Vice President of Management Board	Polish
Krzysztof Groyecki	Vice President of Management Board	Polish
Marek Panek	Vice President of Management Board	Polish
Paweł Piwowar	Vice President of Management Board	Polish
Zbigniew Pomianek	Vice President of Management Board	Polish
Przemysław Sęczkowski	Vice President of Management Board	Polish
Jacek Duch	Chairman of Supervisory Board	Polish
Artur Kucharski	Vice President of Supervisory Board	Polish
Izabela Albrycht	Member of Supervisory Board	Polish
Piotr Augustyniak	Member of Supervisory Board	Polish
Dariusz Brzeski	Member of Supervisory Board	Polish
Adam Noga	Member of Supervisory Board	Polish